-------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1998

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from            to
                                         ----------    --------------

                         Commission File Number 1-8514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Smith International, Inc.
                               16740 Hardy Street
                              Houston, Texas 77032



-------------------------------------------------------------------------------

The following financial statements and exhibits are filed as a part of this annual report:

                                                                   Sequentially
                                                                     Numbered
                                                                        Page
                                                                   ------------
(a)      Index to Financial Statements and Supplementary
            Information:

         Report of Independent Public Accountants.....................   5

         Statements of Net Assets Available for
         Benefits at December 31, 1997 and 1996.......................   6

         Statements of Changes in Net Assets Available
         for Benefits for the year ended December 31,
         1997.........................................................   7

         Notes to financial statements................................   8

         Supplementary Information:

         Schedule 1 - Assets held for Investment Purposes.............  17
         Schedule 2 - Reportable Transactions.........................  18
         Schedule 3 - Reportable Transactions Single Transaction......  19
         Schedule 4 - Non-Exempt Transactions.........................  20

(b)      Exhibits:

23.1   - Consent of Independent Public Accountants..................    21

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 28, 1999
                                             SMITH INTERNATIONAL, INC.
                                             401(k) RETIREMENT PLAN

                                             By: Administrative Committee for
                                                 the Smith International, Inc.
                                                 Retirement Plan


                                                 By: /s/ Neal S. Sutton
                                                    ---------------------------
                                                       Neal S. Sutton, Member


                                                 By: /s/ Vivian M. Cline
                                                    ---------------------------
                                                       Vivian M. Cline, Member

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                              FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 1998
                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Smith International, Inc. 401(k) Retirement Plan ("the Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 (Schedule I), reportable transactions - series transactions for the year ended December 31, 1998 (Schedule II), reportable transactions single transactions for the year ended December 31, 1998 (Schedule III) and the non-exempt transactions for the year ended December 31, 1998 (Schedule IV) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/ ARTHUR ANDERSEN LLP


Houston, Texas
June 23, 1999

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                           DECEMBER 31, 1998 AND 1997







                     ASSETS                                    1998               1997
                                                         ------------       ------------
CASH                                                     $    110,928       $    576,772

INVESTMENTS, AT FAIR VALUE:

     REGISTERED INVESTMENT COMPANY SHARES                 115,161,114         78,124,715
     SMITH INTERNATIONAL, INC. COMMON STOCK                13,174,240         25,185,147
     LOANS RECEIVABLE FROM PARTICIPANTS                     8,927,383          7,879,463
                                                         ------------       ------------
                                                          137,373,665        111,766,097

CONTRIBUTIONS RECEIVABLE:
       EMPLOYEE                                               140,866            258,426
       EMPLOYER                                               756,985          3,182,215
RECEIVABLES - OTHER                                           138,331            217,572
                                                         ------------       ------------

TOTAL ASSETS                                              138,409,847        115,424,310
                                                         ------------       ------------

                          LIABILITIES

PAYABLES - INVESTMENT PURCHASES                                  --              498,803
                                                         ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                        $138,409,847       $114,925,507
                                                         ============       ============


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998







NET ASSETS AVAILABLE FOR BENEFITS, AT BEGINNING OF YEAR            $ 114,925,507
                                                                   -------------

ADDITIONS:
  INVESTMENT INCOME:
    INTEREST AND DIVIDENDS                                             6,921,953
    NET REALIZED LOSS ON SALE OF INVESTMENTS                          (2,890,035)
    NET UNREALIZED DEPRECIATION OF INVESTMENTS                        (5,116,685)
  CONTRIBUTIONS:
    EMPLOYEE                                                           8,824,018
    EMPLOYER                                                           4,914,821
  TRANSFER FROM OTHER PLANS (NOTE 2)                                  21,170,168
                                                                   -------------
                                                                      33,824,240
                                                                   -------------

DEDUCTIONS:
  WITHDRAWALS                                                         10,339,900
                                                                   -------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                     23,484,340
                                                                   -------------

NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR                  $ 138,409,847
                                                                   =============


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


1.       SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The following description of the Smith International, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

         GENERAL

The Plan is a defined contribution plan of Smith International, Inc. (the Company). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is available to all employees who meet certain eligibility requirements.

         a.       PLAN ADMINISTRATOR AND TRUSTEE

         The Company is the plan administrator of the Plan as defined under ERISA. Vanguard Fiduciary Trust Company is the trustee of all investments held by the Plan.

         b.       ELIGIBILITY

         Persons employed by the Company within the United States, citizens of the United States employed abroad who are not covered by a collective bargaining agreement, and employees covered by a collective bargaining agreement which provides for participation in the Plan are eligible to participate. Participation may commence upon the later of such eligible employees' commencement date or the date on which such employees attain the age of eighteen.

         c.       CONTRIBUTIONS

         The Plan allows participants to contribute up to 12 percent of their compensation to the Plan on a pretax basis. Prior to July 1, 1983, participants' contributions were taxed prior to being contributed to the Plan. The Company contributes to the account of each participant in the Plan between 2 and 6 percent of each participants' compensation based upon the age of the participant (the "Company Retirement Contributions"). Effective April 7, 1997, the Company amended the Plan whereby the Company will, in addition to the Company Retirement Contributions, make mandatory matching contributions (the "Company Matching Contribution") up to 1 1/2 percent of the participants' compensation. In addition, discretionary contributions (the "Company Discretionary Contribution") in excess of the 1 1/2 percent may be made at the discretion of the Company's Board of Directors to the account of participants who are employed by the Company at the end of the Plan Year.

         Company contributions to participants' accounts, including Company Retirement Contributions and Company Matching Contributions were approximately $4,900,000 for the year ended December 31, 1998. The Company made no discretionary contributions in 1998.

         d.       VESTING

         Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings/losses and all vested balances are distributed.

         e.       COMPENSATION

         Compensation, as defined in the Plan, includes all cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

         f.       INVESTMENT PROGRAMS

         Participants have the option of investing their contributions and the Company's retirement, matching and discretionary contributions in any of the following funds of the Vanguard Group of Investment Companies (Vanguard Funds) and/or the Company's common stock:

                  VMMR PRIME PORTFOLIO FUND

                  Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper, and short-term corporate obligations with the objective of preservation of capital and liquidity.

                  VANGUARD PRIMECAP FUND

                  Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

                  VANGUARD WELLINGTON FUND

                  Investments are made in a combination of common stocks and fixed income securities with the objective of conservation of principal and reasonable current income.

                  INTERNATIONAL GROWTH PORTFOLIO FUND

                  Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

                  SMITH INTERNATIONAL, INC. STOCK FUND

                  Investments are in the common stock of the Company purchased on the open market. Investments in the Smith International, Inc. Common Stock Fund are assigned units of participation. The unit value is determined based upon the fair market value of the underlying net assets, which consist of Smith International common stock and temporary investments. The total units of the Smith International, Inc. Common Stock Fund assigned to participants as of December 31, 1998 and 1997, were 5,757,136 units and 4,575,761 units, respectively.

                  VANGUARD WINDSOR FUND

                  Investments are made in a portfolio of common stocks with the primary objective of long-term growth of capital and income and a secondary objective of providing current income.

                  LONG-TERM CORPORATE BOND FUND

                  Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

                  VANGUARD INDEX 500 PORTFOLIO FUND

                  Investments are made in a portfolio of publicly-traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

         Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

         g.       ASSET VALUATION

         The assets of the Plan are recorded at cost in the participants' accounts and converted to market value for financial statement presentation. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of the Plan assets, and unrealized appreciation or depreciation of the Plan assets are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the current year.

         h.       ADMINISTRATIVE EXPENSES

         The Plan is responsible for its administrative expenses. However, in 1998 and 1997, the Company elected to pay all administrative expenses. In the future, the Company may elect to discontinue paying such expenses.

         i.       PRIORITIES UPON PLAN TERMINATION

         The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

         j.       LOANS

         The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended repayment period.

         k.       WITHDRAWALS AND FORFEITURES

         A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. Participants can withdraw their pre-July 1, 1983 contributions (see Note 1.c.) in cash without being suspended from making additional contributions to the Plan.

         Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 1998, $593,000 of unvested participant balances were forfeited and utilized to reduce the Company's contributions. Forfeitures available at December 31, 1998 and 1997 totaled $111,484 and $14,607, respectively.

2.       ACQUISITIONS

During 1998, Smith International, Inc. acquired Wilson Industries, Inc. (Wilson). On October 1, 1998, the Wilson Industries, Inc. Savings Plan ("Wilson Plan") merged its participant account balances of $20,143,143 with and into the Plan, replacing in entirety the provisions of the Wilson Plan. Additionally, subsequent to the merger, Wilson contributed matching contributions of $554,729 to the Plan, on behalf of eligible participants, as defined, of the Wilson Plan.

During October 1998, Smith International, Inc. merged participant account balances of $788,849 included in predecessor plans of two acquired corporations with and into the Plan, replacing in entirety the provisions of those predecessor plans.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting using information provided by the trustee.

INVESTMENT VALUATION

The Plan's investments are held by the trustee. Plan investments are stated at fair value, as determined by the trustee primarily by reference to published market data.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

4.       FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.       RISKS AND UNCERTAINTIES

The Plan provides for various investments in common stocks, money market instruments, fixed income securities and long-term corporate bonds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, as well as participant accounts.

6.       RECONCILIATION OF FORM 5500:

Benefits payable to participants are included in net assets available for benefits and are not reflected as a liability in the financial statements. As of December 31, 1998 and 1997, the benefits payable to participants totaled $0 and $86,092, respectively. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1998 and 1997:


                                                                                                1998                  1997
                                                                                            -------------        -------------

Net assets available for benefits per the financial statements                              $ 138,409,847        $ 114,925,507
Less:  Current amounts payable to participants at end of year                                        --                (86,092)
                                                                                            -------------        -------------

Net assets available for benefits per the Form 5500                                         $ 138,409,847        $ 114,839,415
                                                                                            =============        =============

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1998:


                                                                                                1998
                                                                                            ------------
Withdrawals per the financial statements                                                    $ 10,339,900
Less:  Prior year amounts payable to participants at end of year                                 (86,092)
Add:  Current amounts payable to participants at end of year                                        --
                                                                                            ------------

Withdrawals per the Form 5500                                                               $ 10,253,808
                                                                                            ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998 and 1997, respectively, but not yet paid as of that date.

7. STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION AND CHANGES IN NET ASSETS, WITH FUND INFORMATION

The statements of net assets available for benefits, with fund information as of December 31, 1998 and 1997, (Exhibit I) and statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1998 (Exhibit II) are reported on pages 7 through 9.

8.       NON-EXEMPT TRANSACTIONS

For the year ended December 31, 1998, due to system delays, a contribution was not remitted to the Plan trust by the Company within the time period established by the Department of Labor. Subsequent to year-end, the Company reimbursed the Plan for interest on the delayed contributions. As such, this transaction represents a non-exempt transaction between the Company and the Plan as identified in Schedule IV.

                                                                      Exhibit I
                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1998


                                            VMMR                                         INTERNATIONAL        SMITH
                                            PRIME          VANGUARD        VANGUARD         GROWTH      INTERNATIONAL, INC.
                                          PORTFOLIO        PRIMECAP       WELLINGTON       PORTFOLIO          STOCK
                                             FUND           FUND             FUND            FUND              FUND
                                         ------------    ------------    ------------    ------------    ------------------
           ASSETS

CASH                                     $       --      $       --      $       --      $       --      $          110,928

INVESTMENTS, AT FAIR VALUE:
  REGISTERED INVESTMENT COMPANY
    SHARES                                 28,655,784      22,896,280      24,447,925       4,591,502                    --
  SMITH INTERNATIONAL, INC
    COMMON STOCK                                 --              --              --              --              13,174,240
  LOANS RECEIVABLE
           FROM PARTICIPANTS                     --              --              --              --                      --
                                         ------------    ------------    ------------    ------------    ------------------
                                           28,655,784      22,896,280      24,447,925       4,591,502            13,285,168


CONTRIBUTIONS RECEIVABLE:
  EMPLOYEE                                      9,082          12,106          22,903           4,680                29,431
  EMPLOYER                                     92,733          83,899         186,861          16,015                69,296

RECEIVABLES - OTHER                            34,206          28,603          32,923           5,040                 8,946
                                         ------------    ------------    ------------    ------------    ------------------


TOTAL ASSETS                               28,791,805      23,020,888      24,690,612       4,617,237            13,392,841
                                         ------------    ------------    ------------    ------------    ------------------

NET ASSETS AVAILABLE FOR BENEFITS        $ 28,791,805    $ 23,020,888    $ 24,690,612    $  4,617,237    $       13,392,841
                                         ============    ============    ============    ============    ==================







                                                             LONG-TERM       VANGUARD
                                             VANGUARD        CORPORATE       INDEX 500
                                              WINDSOR          BOND          PORTFOLIO          LOAN
                                               FUND            FUND            FUND             FUND            TOTAL
                                            ------------    ------------    ------------    ------------    ------------
           ASSETS

CASH                                        $       --      $       --      $       --      $       --      $    110,9287

INVESTMENTS, AT FAIR VALUE:
  REGISTERED INVESTMENT COMPANY
    SHARES                                    12,534,678       2,808,536      19,226,409            --       115,161,114
  SMITH INTERNATIONAL, INC
    COMMON STOCK                                    --              --              --              --        13,174,240
  LOANS RECEIVABLE
           FROM PARTICIPANTS                        --              --              --         8,927,383       8,927,383
                                            ------------    ------------    ------------    ------------    ------------
                                              12,534,678       2,808,536      19,226,409       8,927,383    $137,373,665


CONTRIBUTIONS RECEIVABLE:
  EMPLOYEE                                        16,889           5,126          40,649            --           140,866
  EMPLOYER                                        58,314          17,578         232,289            --           756,985

RECEIVABLES - OTHER                               13,501           2,382          12,730            --           138,331
                                            ------------    ------------    ------------    ------------    ------------


TOTAL ASSETS                                  12,623,382       2,833,622      19,512,077       8,927,383     138,409,847
                                            ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS           $ 12,623,382    $  2,833,622    $ 19,512,077    $  8,927,383    $138,409,847
                                            ============    ============    ============    ============    ============

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1997


                                                     VMMR                                       INTERNATIONAL       SMITH
                                                    PRIME         VANGUARD         VANGUARD        GROWTH      INTERNATIONAL, INC.
                                                  PORTFOLIO       PRIMECAP        WELLINGTON      PORTFOLIO         STOCK
                                                     FUND           FUND             FUND           FUND             FUND
                                                 ------------    ------------    ------------   -------------  ------------------
          ASSETS

CASH                                             $       --      $       --      $       --      $       --      $    576,772

INVESTMENTS, AT FAIR VALUE:
  REGISTERED INVESTMENT COMPANY
    SHARES                                         16,113,681      17,965,953      19,901,001       3,625,309            --
  SMITH INTERNATIONAL, INC
    COMMON STOCK                                         --              --              --              --        25,185,147
  LOANS RECEIVABLE
    FROM PARTICIPANTS                                    --              --              --              --              --
                                                 ------------    ------------    ------------    ------------    ------------
                                                   16,113,681      17,965,953      19,901,001       3,625,309      25,761,919



CONTRIBUTIONS RECEIVABLE:
  EMPLOYEE                                             49,946          42,558          46,812          11,572          39,283
  EMPLOYER                                            644,014         556,006         571,730         143,587         466,793

RECEIVABLES - OTHER                                    39,163          17,960          23,428           3,889         112,145
                                                 ------------    ------------    ------------    ------------    ------------


TOTAL ASSETS                                       16,846,804      18,582,477      20,542,971       3,784,357      26,380,140
                                                 ------------    ------------    ------------    ------------    ------------

          LIABILITIES

PAYABLES - INVESTMENT PURCHASES                          --              --              --              --           498,803
                                                 ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                $ 16,846,804    $ 18,582,477    $ 20,542,971    $  3,784,357    $ 25,881,337
                                                 ============    ============    ============    ============    ============






                                                                  LONG-TERM       VANGUARD
                                                   VANGUARD       CORPORATE       INDEX 500
                                                    WINDSOR         BOND          PORTFOLIO         LOAN
                                                     FUND           FUND             FUND           FUND            TOTAL
                                                 ------------    ------------    ------------    ------------    ------------
          ASSETS

CASH                                             $       --      $       --      $       --      $       --      $    576,772

INVESTMENTS, AT FAIR VALUE:
  REGISTERED INVESTMENT COMPANY
    SHARES                                         12,860,610       1,417,319       6,240,842            --        78,124,715
  SMITH INTERNATIONAL, INC
    COMMON STOCK                                         --              --              --              --        25,185,147
  LOANS RECEIVABLE
    FROM PARTICIPANTS                                    --              --              --         7,879,463       7,879,463
                                                 ------------    ------------    ------------    ------------    ------------
                                                   12,860,610       1,417,319       6,240,842       7,879,463     111,766,097



CONTRIBUTIONS RECEIVABLE:
  EMPLOYEE                                             35,360           5,696          27,199            --           258,426
  EMPLOYER                                            440,405          71,015         288,665            --         3,182,215

RECEIVABLES - OTHER                                    12,680           1,390           6,917            --           217,572
                                                 ------------    ------------    ------------    ------------    ------------


TOTAL ASSETS                                       13,349,055       1,495,420       6,563,623       7,879,463     115,424,310
                                                 ------------    ------------    ------------    ------------    ------------

          LIABILITIES

PAYABLES - INVESTMENT PURCHASES                          --              --              --              --           498,803
                                                 ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                $ 13,349,055    $  1,495,420    $  6,563,623    $  7,879,463    $114,925,507
                                                 ============    ============    ============    ============    ============

          SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN           Exhibit II

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH
                               FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                     VMMR                                           INTERNATIONAL
                                                                    PRIME           VANGUARD         VANGUARD          GROWTH
                                                                  PORTFOLIO         PRIMECAP        WELLINGTON        PORTFOLIO
                                                                    FUND              FUND             FUND             FUND
                                                                -------------    -------------     -------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS,
 AT BEGINNING OF YEAR                                           $ 16,846,804    $ 18,582,477     $ 20,542,971     $  3,784,357
                                                                ------------    ------------     ------------     ------------

   ADDITIONS:
   INVESTMENT INCOME:
      INTEREST AND DIVIDENDS                                       1,105,135         875,732        2,643,198           90,729
      NET REALIZED GAIN/(LOSS) ON SALE OF INVESTMENTS                   --           211,286          199,686           60,035

      NET UNREALIZED APPRECIATION/(DEPRECIATION)
       OF INVESTMENTS                                                   --         3,429,347         (331,117)         502,357
   CONTRIBUTIONS:
      EMPLOYEE                                                     1,516,548       1,448,195        1,615,202          375,832
      EMPLOYER                                                       896,352         700,327        1,027,089          184,336
   TRANSFER FROM OTHER PLANS (NOTE 2)                              8,048,602         561,425        2,207,653          500,486
                                                                ------------    ------------     ------------     ------------

                                                                  11,566,637       7,226,312        7,361,711        1,713,775
                                                                ------------    ------------     ------------     ------------

   DEDUCTIONS:
   WITHDRAWALS                                                     3,101,923       1,369,371        2,244,033          223,901

INTER-FUND TRANSFERS                                               3,480,287      (1,418,530)        (970,037)        (656,994)
                                                                ------------    ------------     ------------     ------------

NET INCREASE/(DECREASE) IN ASSETS
   AVAILABLE FOR BENEFITS                                         11,945,001       4,438,411        4,147,641          832,880
                                                                ------------    ------------     ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS,
 AT END OF YEAR                                                 $ 28,791,805    $ 23,020,888     $ 24,690,612     $  4,617,237
                                                                ============    ============     ============     ============





                                                                SMITH                              LONG-TERM          VANGUARD
                                                          INTERNATIONAL, INC.    VANGUARD          CORPORATE          INDEX 500
                                                                STOCK             WINDSOR             BOND            PORTFOLIO
                                                                 FUND              FUND               FUND              FUND
                                                             -------------     -------------     -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS,
 AT BEGINNING OF YEAR                                        $  25,881,337     $  13,349,055     $   1,495,420     $   6,563,623
                                                             -------------     -------------     -------------     -------------

   ADDITIONS:
   INVESTMENT INCOME:
      INTEREST AND DIVIDENDS                                           375         1,077,465           172,048           214,402
      NET REALIZED GAIN/(LOSS) ON SALE OF INVESTMENTS           (3,540,543)          (78,893)           (3,439)          261,833

      NET UNREALIZED APPRECIATION/(DEPRECIATION)
       OF INVESTMENTS                                          (10,862,620)         (974,200)          (12,910)        3,132,458
   CONTRIBUTIONS:
      EMPLOYEE                                                   1,356,323         1,123,697           208,739         1,179,482
      EMPLOYER                                                     742,877           538,223           123,477           702,140
   TRANSFER FROM OTHER PLANS (NOTE 2)                              223,633           574,836           771,521         7,459,093
                                                             -------------     -------------     -------------     -------------

                                                               (12,079,955)        2,261,128         1,259,436        12,949,408
                                                             -------------     -------------     -------------     -------------

   DEDUCTIONS:
   WITHDRAWALS                                                     660,217           938,774           257,203           805,963

INTER-FUND TRANSFERS                                               251,676        (2,048,027)          335,969           805,009
                                                             -------------     -------------     -------------     -------------

NET INCREASE/(DECREASE) IN ASSETS
   AVAILABLE FOR BENEFITS                                      (12,488,496)         (725,673)        1,338,202        12,948,454
                                                             -------------     -------------     -------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS,
 AT END OF YEAR                                              $  13,392,841     $  12,623,382     $   2,833,622     $  19,512,077
                                                             =============     =============     =============     =============




                                                               LOAN
                                                               FUND             TOTAL
                                                           -------------    -------------
NET ASSETS AVAILABLE FOR BENEFITS,
 AT BEGINNING OF YEAR                                      $   7,879,463    $ 114,925,507
                                                           -------------    -------------

   ADDITIONS:
   INVESTMENT INCOME:
      INTEREST AND DIVIDENDS                                     742,869        6,921,953
      NET REALIZED GAIN/(LOSS) ON SALE OF INVESTMENTS               --         (2,890,035)

      NET UNREALIZED APPRECIATION/(DEPRECIATION)
       OF INVESTMENTS                                               --         (5,116,685)
   CONTRIBUTIONS:
      EMPLOYEE                                                      --          8,824,018
      EMPLOYER                                                      --          4,914,821
   TRANSFER FROM OTHER PLANS (NOTE 2)                            822,919       21,170,168
                                                           -------------    -------------

                                                               1,565,788       33,824,240
                                                           -------------    -------------

   DEDUCTIONS:
   WITHDRAWALS                                                   738,515       10,339,900

INTER-FUND TRANSFERS                                             220,647             --
                                                           -------------    -------------

NET INCREASE/(DECREASE) IN ASSETS
   AVAILABLE FOR BENEFITS                                      1,047,920       23,484,340
                                                           -------------    -------------
NET ASSETS AVAILABLE FOR BENEFITS,
 AT END OF YEAR                                            $   8,927,383    $ 138,409,847
                                                           =============    =============

                                                                     SCHEDULE I

               SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998


                                                                                                               Number of Shares
                  Identity                                                                                           or
                  of Issue                                           Description                               Principal Amount
---------------------------------------------       ----------------------------------------------          ----------------------
*Vanguard Group of Investment Companies             VMMR Prime Portfolio Fund                                   28,655,784

*Vanguard Group of Investment Companies             Vanguard PRIMECAP Fund                                         480,409

*Vanguard Group of Investment Companies             Vanguard Wellington Fund                                       832,979

*Vanguard Group of Investment Companies             International Growth Portfolio Fund                            244,619

*Smith International, Inc.                          Smith International, Inc. Stock Fund                         5,646,208

 Smith International, Inc.                          Cash, interest-bearing                                         110,928

*Vanguard Group of Investment Companies             Vanguard Windsor Fund                                          805,053

*Vanguard Group of Investment Companies             Long-Term Corporate Bond Fund                                  302,318

*Vanguard Group of Investment Companies             Vanguard Index 500 Portfolio Fund                              168,727

*Smith International, Inc                           Loans Receivable from Participants

  401(k) Retirement Plan                            (Highest and lowest interest rates are 12.0% and 7.0%)


-----------------
*Identified party in interest




                  Identity
                  of Issue                                           Description                                      Cost
---------------------------------------------       ----------------------------------------------             ------------------
*Vanguard Group of Investment Companies             VMMR Prime Portfolio Fund                                    $ 28,655,784

*Vanguard Group of Investment Companies             Vanguard PRIMECAP Fund                                         14,994,032

*Vanguard Group of Investment Companies             Vanguard Wellington Fund                                       21,444,093

*Vanguard Group of Investment Companies             International Growth Portfolio Fund                             3,729,111

*Smith International, Inc.                          Smith International, Inc. Stock Fund                           19,910,386

 Smith International, Inc.                          Cash, interest-bearing                                            110,928

*Vanguard Group of Investment Companies             Vanguard Windsor Fund                                          13,027,626

*Vanguard Group of Investment Companies             Long-Term Corporate Bond Fund                                   2,776,073

*Vanguard Group of Investment Companies             Vanguard Index 500 Portfolio Fund                              14,804,483

*Smith International, Inc                           Loans Receivable from Participants                              8,927,383
                                                                                                                 ------------
  401(k) Retirement Plan                            (Highest and lowest interest rates are 12.0% and 7.0%)
                                                                                                                 $128,379,899
                                                                                                                 ============
-----------------
*Identified party in interest




                  Identity                                                                                        Current
                  of Issue                                           Description                                   Value
---------------------------------------------       ----------------------------------------------          -------------------
*Vanguard Group of Investment Companies             VMMR Prime Portfolio Fund                                    $ 28,655,784

*Vanguard Group of Investment Companies             Vanguard PRIMECAP Fund                                         22,896,280

*Vanguard Group of Investment Companies             Vanguard Wellington Fund                                       24,447,925

*Vanguard Group of Investment Companies             International Growth Portfolio Fund                             4,591,502

*Smith International, Inc.                          Smith International, Inc. Stock Fund                           13,174,240

 Smith International, Inc.                          Cash, interest-bearing                                            110,928

*Vanguard Group of Investment Companies             Vanguard Windsor Fund                                          12,534,678

*Vanguard Group of Investment Companies             Long-Term Corporate Bond Fund                                   2,808,536

*Vanguard Group of Investment Companies             Vanguard Index 500 Portfolio Fund                              19,226,409

*Smith International, Inc                           Loans Receivable from Participants                              8,927,383
                                                                                                                 ------------
  401(k) Retirement Plan                            (Highest and lowest interest rates are 12.0% and 7.0%)
                                                                                                                 $137,373,665
                                                                                                                 ============
-----------------
*Identified party in interest

                                                                    SCHEDULE II

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                              SERIES TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



               IDENTITY OF                                                        PURCHASE          SELLING
             PARTY INVOLVED                 DESCRIPTION OF ASSETS                 PRICE (a)         PRICE (b)     COST OF ASSET
-------------------------------------    --------------------------             --------------    ------------   ----------------
Vanguard Group of Investment Companies     VMMR Prime Portfolio Fund            $ 42,975,713    $       --      $ 42,975,713
                                            Purchases (247)                             --        30,433,610      30,433,610
                                            Sales (244)

Vanguard Group of Investment Companies     Vanguard PRIMECAP Fund                 10,643,246            --        10,643,246
                                            Purchases (180)                             --         9,353,552       7,921,309
                                            Sales (220)

Vanguard Group of Investment Companies     Vanguard Wellington Fund               10,767,476            --        10,767,476
                                            Purchases (164)                             --         6,089,121       5,090,414
                                            Sales (217)

Smith International, Inc. (c)              Common Stock                           38,250,654            --        38,250,654
                                            Purchases (235)                             --        35,747,470      39,342,897
                                            Sales (237)

Vanguard Group of Investment Companies     Vanguard Windsor Fund                   8,950,161            --         8,950,161
                                            Purchases (144)                             --         8,223,000       8,179,750
                                            Sales (216)

Vanguard Group of Investment Companies     Vanguard Index 500 Portfolio Fund
                                            Purchases (167)                       14,002,754            --        14,002,754
                                            Sales (196)                                 --         4,411,478       3,770,106


(a)  Purchase price includes transaction expenses.
(b)  Selling price is net of transaction expenses.
(c) Smith International, Inc. Common Stock Fund is reported on a unitized basis.

NOTE: This schedule is a listing of investment transactions which exceed 5 percent of the Plan assets as of the beginning of the Plan year.







                                                                                CURRENT VALUE
               IDENTITY OF                                                        OF ASSET ON                 NET
             PARTY INVOLVED                 DESCRIPTION OF ASSETS               TRANSACTION DATA          GAIN (LOSS)
-------------------------------------    --------------------------             -------------------       -----------

Vanguard Group of Investment Companies     VMMR Prime Portfolio Fund            $ 42,975,713             $      --
                                            Purchases (247)                       30,433,610                    --
                                            Sales (244)

Vanguard Group of Investment Companies     Vanguard PRIMECAP Fund                 10,643,246                    --
                                            Purchases (180)                        9,353,552               1,432,243
                                            Sales (220)

Vanguard Group of Investment Companies     Vanguard Wellington Fund               10,767,476                    --
                                            Purchases (164)                        6,089,121                 998,707
                                            Sales (217)

Smith International, Inc. (c)              Common Stock                           38,250,654                       0
                                            Purchases (235)                       35,747,470              (3,595,427)
                                            Sales (237)

Vanguard Group of Investment Companies     Vanguard Windsor Fund                   8,950,161                    --
                                            Purchases (144)                        8,223,000                  43,250
                                            Sales (216)

Vanguard Group of Investment Companies     Vanguard Index 500 Portfolio Fund
                                            Purchases (167)                       14,002,754                    --
                                            Sales (196)                            4,411,478                 641,372


(a)  Purchase price includes transaction expenses.
(b)  Selling price is net of transaction expenses.
(c) Smith International, Inc. Common Stock Fund is reported on a unitized basis.

NOTE: This schedule is a listing of investment transactions which exceed 5 percent of the Plan assets as of the beginning of the Plan year.

                                                                   SCHEDULE III

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                              SINGLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998




                IDENTITY OF                                                      NUMBER OF         PURCHASE
               PARTY INVOLVED                   DESCRIPTION OF ASSETS           TRANSACTIONS       PRICE (a)       COST OF ASSET
---------------------------------------    ---------------------------------    -------------    --------------   -----------------
Vanguard Group Investment Companies        VMMR Prime Portfolio Fund                 1             $7,794,905        $7,794,905

Vanguard Group Investment Companies        Vanguard Index 500 Portfolio Fund         1             $7,273,157        $7,273,157






                                                                                  CURRENT VALUE
                IDENTITY OF                                                        OF ASSET ON                NET
               PARTY INVOLVED                   DESCRIPTION OF ASSETS             TRANSACTION DATE        GAIN (LOSS)
---------------------------------------    ---------------------------------    ------------------    ------------------
Vanguard Group Investment Companies        VMMR Prime Portfolio Fund              $7,794,905              $     --

Vanguard Group Investment Companies        Vanguard Index 500 Portfolio Fund       $7,273,157                   --



(a)  Purchase price includes transaction expenses.

NOTE: This schedule is a listing of investment transactions which exceed 5 percent of the Plan assets as of the beginning of the Plan year.

                                                                    SCHEDULE IV

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                      SCHEDULE OF NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                               RELATIONSHIP TO PLAN        DESCRIPTION OF TRANSACTIONS INCLUDING                       INTEREST
    IDENTITY OF                  EMPLOYER OR OTHER           MATURITY DATE, RATE OF INTEREST,            AMOUNT        INCURRED
    PARTY INVOLVED               PARTY IN INTEREST            COLLATERAL AND MATURITY VALUE              LOANED         ON LOAN
--------------------------  --------------------------     -------------------------------------       ------------   ------------
Smith International, Inc.    Employer                      Lending of monies from the Plan to the
                                                           Employer (contributions not remitted
                                                           to the Plan in a timely manner) as
                                                           follows:

                                                           Late payment of January 30, 1998               $357,745       $551
                                                           contributions, due within 15 working days
                                                           from the end of the month, received
                                                           February 24, 1998, interest at 14.06% per
                                                           annum.


NOTE: The above interest amounts were subsequently remitted to the Plan by the Employer.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

 23.1               Consent of Independent Public Accountants